

Mail Stop 4561

September 8, 2016

Paul N. Saleh
Executive Vice President and Chief Financial Officer
Computer Sciences Corporation
1775 Tysons Blvd.
Tysons, Virginia 22102

Re: **Computer Sciences Corporation**
Form 10-K for the Fiscal Year Ended April 1, 2016
Filed June 15, 2016
File No. 001-04850

Dear Mr. Saleh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2016 Highlights, page 23

1. We note that you present a non-GAAP measure entitled "operating income," which is a term used in US GAAP to refer to income that is generated by the ordinary and usual activity of a reporting entity. Please tell us how your presentation complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

2.   We note that your measure of free cash flow appears to exclude items that require cash settlement. In addition, the title "free cash flow" and your reconciliation to net cash provided by operating activities suggests that this measure could be used as a liquidity measure. Please tell us what consideration you gave to the Item 10(e)(ii)(A) of Regulation S-K prohibition of excluding charges that required, or will require, cash settlement from non-GAAP liquidity measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Joyce Sweeney, Senior Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                        Sincerely,

                        /s/ Kathleen Collins

                        Kathleen Collins
                        Accounting Branch Chief
                        Office of Information Technologies
                        and Services